Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

ARIAD Enters into Definitive Agreement to be Acquired by Takeda for $5.2 billion

ARIAD Stockholders to Receive $24.00 per Share in Cash

Cambridge, Mass. January 9, 2017 – ARIAD Pharmaceuticals (NASDAQ:ARIA) (“ARIAD”) today announced it has entered into a definitive agreement to be acquired by Takeda Pharmaceutical Company Limited (TSE: 4502) (“Takeda”) under which Takeda will acquire all of the outstanding shares in ARIAD for $24.00 per share in cash, or a total enterprise value of approximately $5.2 billion, representing a premium of approximately 75 percent over ARIAD’s closing price on January 6, 2017.

Under the terms of the agreement, ARIAD stockholders will receive $24.00 in cash for each share of ARIAD common stock they own. The transaction has been approved unanimously by the boards of directors of both companies, and is expected to close by the end of February 2017, subject to required regulatory approvals and other customary closing conditions.

Paris Panayiotopoulos, President and Chief Executive Officer of ARIAD, said, “We are very pleased to combine with Takeda, which will allow us to not only accelerate our mission to discover, develop and deliver precision therapies to patients with rare cancers, but also deliver meaningful value to our shareholders through a substantial cash premium. This exciting transaction is a testament to the hard work and dedication of ARIAD’s talented team of employees. We have tremendous respect for Takeda, and I believe our shared commitment to innovation and research-driven cultures will provide for a smooth transition.”

Alexander J. Denner, Ph.D., Chairman of the ARIAD Board of Directors, said: “This transaction is a great outcome for ARIAD shareholders and brings hope to improve the lives of many cancer patients. It has been a pleasure to work with our outstanding management team and, on behalf of the board of directors, I extend our deepest gratitude to everyone at ARIAD for their unrelenting dedication.”

Dr. Denner continued, “The transaction also underscores the tremendous value that shareholder activism can create for shareholders, patients and society. While ARIAD’s stock price was collapsing and many investors were abandoning the company, Sarissa

Capital saw a company with great drugs and innovation and stepped in to become one of ARIAD’s largest shareholders. However, many things needed to be fixed before the value could be realized. With a new board and management team, ARIAD was able to focus on optimal capital allocation and operational excellence. As a result, the company created meaningful shareholder value and expanded the options for those suffering from rare cancers.”

“The acquisition of ARIAD is a unique opportunity that will enable us to positively impact the lives of more patients worldwide, advance our strategic priorities and generate attractive returns for our shareholders,” said Christophe Weber, president and chief executive officer of Takeda. “This is a very exciting time for Takeda as we will broaden our hematology portfolio and transform our global solid tumor franchise through the addition of two innovative targeted therapies. Opportunities to acquire such high-quality, complementary targeted therapies do not come often, and we are very excited about the potential for this transaction to benefit patients, our shareholders and other stakeholders.”

Under the terms of the agreement, the acquisition is structured as an all cash tender offer for all of the outstanding shares of ARIAD common stock, followed by a merger in which remaining shares of ARIAD would be converted into the right to receive the same $24.00 cash per share price paid in the tender offer.

The transaction is subject to the tender of a majority of ARIAD common stock on a fully diluted basis as well as other customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the antitrust laws of applicable foreign jurisdictions. The transaction is expected to close by the end of February 2017.

Takeda Pharmaceuticals U.S.A, a wholly owned subsidiary of Takeda, has established Kiku Merger Co., Inc. to effect the transaction.

J.P. Morgan Securities LLC acted as lead financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor to ARIAD Pharmaceuticals. Goldman, Sachs & Co. and Lazard also acted as financial advisors to the Company. Cleary Gottlieb Steen & Hamilton LLP acted as legal advisor to Takeda Pharmaceutical Company Limited. Evercore Partners acted as financial advisor to Takeda Pharmaceutical Company Limited.

Takeda will host a media/investors conference call at 7:30 p.m. EST January 9, 2017 (9:30 a.m. JST January 10, 2017) to discuss the transaction. You can listen to the conference call at the following link:

http://www.Takeda.com/investor-information/results/. A replay of the conference call will be available within 24 hours. In light of this announcement, ARIAD will not be presenting today at the 35th Annual J.P. Morgan Healthcare Conference.

About ARIAD Pharmaceuticals

ARIAD Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is focused on discovering, developing and commercializing precision therapies for patients with rare cancers. ARIAD is working on new medicines to advance the treatment of rare forms of chronic and acute leukemia, lung cancer and other rare cancers. ARIAD utilizes computational and structural approaches to design small-molecule drugs that overcome resistance to existing cancer medicines. For additional information, visit http://www.ariad.com or follow ARIAD on Twitter (@ARIADPharm).

About Takeda Pharmaceutical Company

Takeda Pharmaceutical Company Limited is a global, research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines. Takeda focuses its R&D efforts on oncology, gastroenterology and central nervous system therapeutic areas plus vaccines. Takeda conducts R&D both internally and with partners to stay at the leading edge of innovation. New innovative products, especially in oncology and gastroenterology, as well as our presence in Emerging Markets, fuel the growth of Takeda. More than 30,000 Takeda employees are committed to improving quality of life for patients, working with our partners in health care in more than 70 countries. For more information, visit http://www.Takeda.com/news. Additional information about Takeda is available through its corporate website, www.Takeda.com.

ARIAD Contact

Manmeet Soni

manmeet.soni@ariad.com

617-503-7298

Additional Information

The tender offer described in this press release has not yet commenced. This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Takeda and Merger Sub intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and ARIAD intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Takeda, Merger Sub and ARIAD intend to mail these documents to ARIAD’s stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking information related to Takeda, ARIAD and the proposed acquisition of ARIAD by Takeda that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Takeda’s and ARIAD’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Takeda and ARIAD, ARIAD’s products, ARIAD’s pipeline assets and development, the acceleration of the development of cancer treatments; the expected timing of brigatinib approval in the U.S., and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of ARIAD’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Takeda’s common stock and on Takeda’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for ARIAD’s products despite increasing competitive, reimbursement and economic challenges; whether and when any drug applications may be filed in any jurisdictions for any indications or any additional indications for ARIAD’s products or for ARIAD’s pipeline assets; whether and when the FDA or any other applicable regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by the FDA or other regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of ARIAD’s products and ARIAD’s pipeline assets; and competitive developments. Other factors that may cause actual results to differ materially include those set forth in the reports that ARIAD files from time to time with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2015 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Merger Sub and Parent.

Many of these factors are beyond ARIAD’s control. Unless otherwise required by applicable law, ARIAD disclaims any intention or obligation to update forward-looking statements contained in these documents as the result of new information or future events or developments.